Exhibit 99.1

FOR IMMEDIATE RELEASE

Radware Announces Preliminary Results For Third Quarter 2016

TEL AVIV, ISRAEL; October 10, 2016  --  Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software-defined data centers, today announced preliminary results for the third quarter of 2016. Revenues for the quarter are expected to be approximately $47 million, below the company’s guidance provided on July 26, 2016, of $50 million to $53 million. Non-GAAP earnings are expected to be $0.04 per diluted share, compared to guidance of $0.07 to $0.09 per diluted share.

“Our bookings in the third quarter grew by double digits compared to the third quarter of 2015, as the shift towards an increased proportion of service and subscription sales accelerated during the quarter,” said Roy Zisapel, Radware’s President & CEO.  “This resulted in an approximately 30% increase in the balance of total deferred revenues and uncollected billed amounts, to approximately $110 million from $85 million in September 2015. As our business continues to transition to an increased proportion of long-term subscription and service contracts, this has a current impact of lowering reported revenues. Therefore, despite strong growth in bookings, revenues for the third quarter of 2016 fell short of our guidance.  I remain confident in Radware’s growth prospects.”

Radware plans to report its full financial results and provide more details for its third quarter 2016 on Tuesday, November 1, 2016, prior to the market open.

Conference Call
Radware management will host a call today, October 10, 2016 at 8:30 am ET to discuss its preliminary third quarter 2016 results.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  95458495

A replay will be available for 2 days on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/ . The webcast will remain available for replay during the next 12 months.

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications. For more details please see: https://www.radware.com/LegalNotice/

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com